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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended December 31, 2002

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.

(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Ulrich Hueppe
General Counsel, Executive Vice President
 Dr. Guntram Wuerzberg
Vice President General Legal Affairs
 E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended December 31, 2002

i

        This report covers the quarter ended December 31, 2002.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business

        Omitted for the fourth quarter of the fiscal year pursuant to instructions for Item 1.

        The cover page reflects the registered holding companies in the E.ON system as of March 2003. Please note that there were changes to the corporate structure of the E.ON system during the reporting period that will be reported on the Registrants' Form U5S and during the period since January 1, 2003, that will be reported next quarter.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security		Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Intercompany Loan	$(122,500,000	)*	—		Due to affiliates	N/A	—-
LG&E Energy Marketing, Inc.	Intercompany Loan	$45,656,000	*	—		Due to affiliates	N/A	—
LG&E Energy Corp.	Intercompany Loan	$230,000,000	*	—		Fidelia Corporation	N/A	—

*    Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None.

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Enertech	Services Company	Miscellaneous services	686,253			686,253
		Labor Related	1,351			1,351
Enertech	LCC	Miscellaneous services	1,285,030			1.285,030
Home Services	Services Company	Miscellaneous services	5,551			5,551
Home Services	LG&E Utility	Miscellaneous services	41,057			41,057
Home Services	LCC	Miscellaneous services	67,267			67,267
Home Services	LEC	Miscellaneous services	261,968			261,968
Home Services	Kentucky Utilities	Miscellaneous services	682			682
LEM	LCC	Miscellaneous services	358,842			358,842
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	398			398
		Miscellaneous services	13			13
LG&E Power Inc.	LG&E Power Services LLC	Miscellaneous services	450,892			450,892
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	63,380			63,380
		Miscellaneous services	393,506			393,506
		Convenience payments	1,973			1,973
LG&E Power Inc.	LG&E Power 5 Inc.	Miscellaneous services	3,397,234			3,397,234
LG&E Power Inc.	LG&E Power Roanoke Inc.	Miscellaneous services	28,000			28,000
LG&E Power Inc.	LG&E Erie Partners Inc.	Miscellaneous services	389,315			389,315
LG&E Power Inc.	LG&E Power Gregory IV	Convenience payments	1,906			1,906
LG&E Power Inc.	LG&E Power Argentina I	Miscellaneous services	106,576			106,576
LG&E Power Inc.	HD Energy Corp.	Miscellaneous services	3,808			3,808
LG&E Power Inc.	Llano Gathering	Convenience payments	20,512			20,512
LG&E Power Inc.	WKEC	Miscellaneous services	1,117			1,117
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	47,321			47,321
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	5,669			5,669
LG&E Power Services LLC	LG&E Power Operations Inc.	Miscellaneous services	319			319
		Convenience payments	3,631			3,631
LG&E Power Services LLC	Llano Gathering	Miscellaneous services	45,963			45,963
LG&E Power Operations	LG&E Power Development Inc.	Miscellaneous services	17			17
		Convenience payments	51,319			51,319

LG&E Power Operations	LG&E Power Engineers & Constructors Inc.	Miscellaneous services	6,415	6,415
LG&E Power Operations	LG&E Power Constructors Inc.	Miscellaneous services	17,056	17,056
		Labor related	25,023	25,023
LG&E Power Operations	LG&E Power 16 Inc.	Convenience payments	1,800	1,800
		Miscellaneous services	225	225
LG&E Power Operations	LG&E Power Roanoke Inc.	Miscellaneous services	22,258	22,258
		Convenience payments	182,000	182,000
LG&E Power Operations	LG&E Power 29 Inc.	Miscellaneous services	1,308	1,308
LG&E Power Operations	LG&E Erie Partners	Miscellaneous services	60,790	60,790
LG&E Power Operations	LG&E Power Gregory IV Inc.	Miscellaneous services	479	479
LG&E Power Operations	LG&E Power Finance	Miscellaneous services	82,932	82,932
LG&E Power Operations	LG&E Power Gregory I	Miscellaneous services	24,305	24,305
		Convenience payments	977	977
LG&E Power Operations	Llano Gathering	Miscellaneous services	14,762	14,762
		Convenience payments	8,969	8,969
LG&E Power Operations	LG&E Power Services LLC	Labor related	29,059	29,059
LG&E Power Gregory II	LG&E Power Operations	Miscellaneous services	4,173	4,173
Llano Gathering	LG&E Power Inc.	Miscellaneous services	869	869
FSF Minerals Inc.	WKEC	Miscellaneous services	296	296
FSF Minerals Inc.	FCD LLC	Miscellaneous services	6	6
FSF Minerals Inc.	LCC	Miscellaneous services	20,353	20,353
KUCC Ferndale	LEC	Miscellaneous services	757	757
KU Solutions	LCC	Miscellaneous services	2,045	2,045
LCC LLC	LCC	Miscellaneous services	3,071	3,071
LCC LLC	WKEC	Miscellaneous services	17,461	17,461
FCD LLC	LCC	Miscellaneous services	10,131	10,131
FCD LLC	WKEC	Miscellaneous services	307	307
FCD LLC	LEC	Miscellaneous services	5,624	5,624

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	33			33
LG&E Utility	Enertech	Miscellaneous services	109			109
		Convenience payments	1			1
LG&E Utility	KU Solutions	Miscellaneous services	5,818			5,818
Kentucky Utilities	KU Solutions	Labor related	56,844			56,844
		Convenience payments	86,927			86,927
Services Company	Enertech	Miscellaneous services	1,141,534	19		1,141,553
Services Company	Home Services	Miscellaneous services	12,146			12,146
Services Company	KU Solutions	Miscellaneous services	465			465
Services Company	FSF Minerals Inc.	Miscellaneous services	4434			434
Services Company	LG&E Power Inc.	Miscellaneous services	1,740,650	53,441		1,794,091
Services Company	LEM	Miscellaneous services	2,118,929	397,534		2,516,463
WKEC	LCC LLC	Miscellaneous services	1,500			1,500
LEC	Enertech	Miscellaneous services	21,285			21,285
LEC	Home Services	Miscellaneous services	23,129			23,129
LEC	FSF Minerals	Miscellaneous services	8,779			8,779
LEC	KUCC Paris Corporation	Miscellaneous services	1,240,569			1,240,569
LEC	KUCC Ferndale Corporation	Miscellaneous services	834,538			834,538
LEC	KU Solutions	Miscellaneous services	47,111			47,111
LCC	Enertech	Miscellaneous services	2,462,024			2,462,024
LCC	Home Services	Miscellaneous services	279,784			279,784
LCC	FSF Minerals Inc.	Miscellaneous services	66,055			66,055
LCC	LCC LLC	Miscellaneous services	6,332			6,332
LCC	FCD LLC	Miscellaneous services	138,142			138,142
Ultraclean	LG&E Power Inc.	Miscellaneous services	3,808			3,808
LG&E Power Constructors Inc.	LG&E Power Inc.	Miscellaneous services	50,302			50,302
LG&E Power 14 Inc.	LG&E Power Inc.	Miscellaneous services	2,017			2,017

LG&E Power 29 Inc.	LG&E Power Inc.	Miscellaneous services	4,053	4,053
LG&E Power Finance Inc.	LG&E Power Inc.	Miscellaneous services	106,323	106,323
LG&E Power Development Inc.	LG&E Power Operations LLC	Miscellaneous services	6,786	6,786
LG&E Power 14 Inc.	LG&E Power Operations	Miscellaneous services	94	94
LG&E Power 5 Inc.	LG&E Power Operations Inc.	Miscellaneous services	21,483	21,483
LG&E Power 6 Inc	LG&E Power Operations Inc.	Miscellaneous services	40,521	40,521
LG&E Power 21 Inc.	LG&E Power Operations	Miscellaneous services	31,486	31,486
LG&E Power 31 Wind Inc.	LG&E Power Operations	Miscellaneous services	315	315
LG&E Power Argentina I Inc.	LG&E Power Operations Inc.	Miscellaneous services	82,932	82,932
American Power Inc.	LG&E Power Operations Inc.	Miscellaneous services	12,000	12,000
American Power Inc.	LG&E Power Services LLC	Miscellaneous services	800	800

Company Names:

LEC	LG&E Energy Corp.
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

        Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2002	$118,548,863,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$17,782,329,450	Line 2
Greater of $50 million or Line 2	$17,782,329,450	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$4,743,135
Energy-related business Category—Rule 58(b)(1)(iv) (2)	$4,236,424
Energy-related business Category—Rule 58(b)(1)(v) (3)	$848,040,077
Energy-related business Category—Rule 58(b)(1)(vii) (4)	$8,123,118
Energy-related business Category—Rule 58(b)(1)(viii) (5)	$288,911,399
Energy-related business Category—Rule 58(b)(1)(ix) (6)	$6,542,153

Total current aggregate investment	$1,160,596,171	Line 4

Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the Registered holding company system (line 3 less line 4)	$16,621,733,279	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5)
Rule 58(b)(1)(viii)— the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

        Investments in gas-related companies:

Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)	$0
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$21,149,942	$21,239,280	Changes in intercompany advances from 09/30 amounts.
Pipeline construction investments (CRC Evans and affiliates)	$125,746,945	$124,303,867	Changes in intercompany advances from 09/30 amount.
International investments (Argentine gas distribution and Spanish generation)	$43,133,741	$42,884,019	Changes in investment amounts from 09/30 amount due to accounting correction.
Consumer credit investments (LG&E Credit Corp)	$293,156	$294,035	Changes in intercompany advances from 09/30 amount.
Investment in development of combustion turbines (LG&E Capital Corp.)	$291,266,000	$89,162,271	Change due to transfer of combustion turbines to regulated utilities.
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$64,269,014	$57,574,628	Change in payables to associated companies from 09/30 amount.
Unregulated generation investments	$28,580,299	$8,679,702	Changes in intercompany advances from 09/30 amount.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.
Financial Statements:
Exhibit A-1
Financial statements for Reporting Companies for the quarter ended December 31, 2002. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)
	FS-1	LG&E Enertech
	FS-2	LG&E Home Services
	FS-3	Hadson Financial (Co. 851)
	FS-4	LG&E Natural Industrial Marketing (Co. 853)
	FS-5	LG&E Natural Canada (Co. 854)
	FS-6	LG&E Natural Marketing Canada (Co. 855)
	FS-7	LG&E Power Inc. Consolidated
	FS-8	LG&E Energy Marketing Inc.
	FS-9	KU Solutions
	FS-10	KUCC Paris Corporation
	FS-11	KUCC Ferndale Corporation
	FS-12	American Power, Inc. (Co. 52)
	FS-13	Llano Gathering Inc. (Co. 930)
	FS-14	Llano Storage Inc. (Co. 931)
	FS-15	LG&E Minor Facilities Inc. (Co. 932)
	FS-16	Power Tex Parent Inc. (Co. 933)
	FS-17	LG&E Crown Inc. (Co. 936)
	FS-18	LG&E Power Engineers and Constructors
	FS-19	LG&E Power Services, Inc.
	FS-20	LG&E Power Operations
	FS-21	Gregory Partners, LLC
	FS-22	Gregory Power Partners, L.P.
	FS-23	LG&E Power Gregory I, Inc.
	FS-24	LG&E Power Gregory II, Inc.
	FS-25	LG&E Power Gregory III, Inc.
	FS-26	LG&E Power Gregory IV, Inc.
	FS-27	FSF Minerals Inc.
	FS-28	LCC LLC
	FS-29	FCD LLC
	FS-30	Westmoreland-LG&E Partners—Rova II
B.
Exhibits:

Exhibit B-1            Copies of contracts required to be provided by Item 3

              None.

Exhibit B-2            Officer's Certification

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Date: March 28, 2003	E.ON AG
By /s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
By: /s/ RAINER LIESEN Name: Rainer Liesen Title: Corporate Attorney

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfort, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: March 28, 2003	E.ON AG
By: /s/ ULRICH HUEPPE Name: Ulrich Hueppe Title: Executive Vice President
By: /s/ RAINER LIESEN Name: Rainer Liesen Title: Corporate Attorney

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SIGNATURE
Exhibit B-2 CERTIFICATE